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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First State Financial Management Inc.

OFFICIAL USE ONLY
16590
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington	MO	63640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sue Evans (573) 756-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, PC
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road	St. Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Susan M. Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First State Financial Management, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SALLY ELIZABETH CONWAY
Notary Public, Notary Seal
State of Missouri
St. Francois County
Commission # 15999968
My Commission Expires October 01, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FIRST STATE FINANCIAL MANAGEMENT, INC.

Year Ended December 31, 2016

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First State Financial Management, Inc.:

We have audited the accompanying statement of financial condition of First State Financial Management, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Management, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplemental schedules titled Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule 3 – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively referred to as the supplemental information) have been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 16, 2017

FIRST STATE FINANCIAL MANAGEMENT, INC.

Table of Contents

December 31, 2016

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2016

ASSETS

Cash	$ 103,523
Money market fund with clearing organization	90,190
Notes receivable – officer and employee	36,000
Commissions receivable	273,801
Premises and equipment, net	213,481
Goodwill	1,532,096
Identifiable intangible assets, net of accumulated amortization of $14,662	111,014
Other assets	76,469
Total assets	$ 2,436,574

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 234,645
Deferred income taxes payable	20,309
Total liabilities	254,954
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid-in capital	490,000
Retained earnings	1,591,620
Total stockholder's equity	2,181,620
	$ 2,436,574

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Income

Year ended December 31, 2016

Revenues:	
Commissions	$ 2,169,346
Interest income	3,479
Other income	2,400
Total revenues	2,175,225
Expenses:	
Employee compensation and benefits	1,408,554
Occupancy and equipment	112,388
Office supplies and postage	40,309
Subscriptions and services	51,161
Clearing broker charges and expense	44,520
Telecommunications	4,242
Travel and entertainment	20,446
Advertising	19,043
Amortization of intangible assets	12,568
Other expenses	61,341
Total expenses	1,774,572
Net income before taxes	400,653
Income tax expense	153,998
Net income	$ 246,655

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2015	$ 100,000	490,000	1,624,965	2,214,965
Net income	0	0	246,655	246,655
Dividends	0	0	(280,000)	(280,000)
Balance at December 31, 2016	$ 100,000	490,000	1,591,620	2,181,620

See accompanying notes to financial statements.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 246,655
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	41,443
Deferred income tax expense	4,265
Increase in commissions receivable	(143,133)
Increase in accrued expenses	75,005
Other, net	(30,849)
Net cash provided by operating activities	193,386
Cash flows from investing activities – purchase of furniture and equipment	(33,146)
Cash flows from financing activities – dividends paid	(280,000)
Net decrease in cash and cash equivalents	(119,760)
Cash and cash equivalents at beginning of year	313,473
Cash and cash equivalents at end of year	$ 193,713
Supplemental information – cash paid for federal and state income taxes	$ 174,294

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First State Financial Management, Inc. (the Company), a wholly owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures – five to ten years; computer equipment – three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying

amount of the assets exceeded the fair value of the assets, using observable market prices.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets consist of a book of business acquired in 2015. This identifiable intangible asset is being amortized on a straight-line basis over the estimated useful life of ten years. Amortization of identifiable intangible assets at December 31, 2016 will be $12,568 per year in 2017 through 2021 and $48,174 thereafter.

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, an intangible asset on the Company's statement of financial condition. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-downs were required in 2016.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities are included in income tax expense in the year assessed, unless such amounts relate to an uncertain tax position. The Company had no uncertain tax positions at December 31, 2016.

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

The most recent examination of First State Bancshares, Inc.'s consolidated federal income tax returns covered the years ended December 31, 2004, 2003, and 2002. First State Bancshares, Inc. has not had a state income tax examination by the State of Missouri Department of Revenue for several years. The consolidated federal and state income tax returns of First State Bancshares, Inc. are generally subject to examination

by the Internal Revenue Service or State of Missouri Department of Revenue for three years after such returns are filed.

Cash and Cash Equivalents
The Company considers the money market fund with its clearing organization to be a cash equivalent.

Subsequent Events
The Company has considered all events occurring subsequent to December 31, 2016 for possible disclosures through February 16, 2017, the date these financial statements were available to be issued.

NOTE 2 – PREMISES AND EQUIPMENT
A summary of premises and equipment at December 31, 2016 is as follows:

Land	$ 30,213
Building and improvements	398,162
Furniture, fixtures, and equipment	323,207
	751,582
Less accumulated depreciation	538,101
	$ 213,481

Depreciation expense charged to operations for the year ended December 31, 2016 was $28,875.

The Company leases certain premises and equipment from its affiliate, First State Community Bank (as described more fully in note 4 below), as well as other premises under cancelable lease arrangements. Total rent expense incurred for the year ended December 31, 2016 was $72,010.

NOTE 3 – INCOME TAXES
The components of income tax expense for the year ended December 31, 2016 are as follows:

Current:	
Federal	$ 149,733
State	0
Deferred	4,265
	$ 153,998

A reconciliation of expected income tax expense computed by applying the federal statutory rate of 34% to income before applicable income taxes for the year ended December 31, 2016 is as follows:

Expected statutory federal income tax	$ 136,222
State tax, net of related federal benefit	0
Other, net	17,776
	$ 153,998

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2016 are presented below:

Premises and equipment	$ 12,633
Prepaid expense	8,262
Other, net	(586)
Total deferred tax liabilities	$ 20,309

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has advanced Susan M. Evans, an officer of the Company, an insurance premium loan under a split-dollar life insurance arrangement. This is a zero-interest loan payable on demand. The officer has executed a collateral assignment agreement that provides that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under this agreement to Ms. Evans totaled $36,000.

The Company occupies space inside certain First State Community Bank locations, another wholly owned subsidiary of First State Bancshares, Inc. Rent is being charged to the Company on these facilities based on a percentage of the commission revenue generated at those facilities. Total rent expense incurred by the Company from First State Community Bank was $72,010 for the year ended December 31, 2016.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $122,233, which was $72,233 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 2.09 to 1.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

NOTE 7 – EMPLOYEE BENEFITS

The Company participates in a contributory 401(k) profit sharing plan sponsored by First State Bancshares, Inc. with provisions for Company matching contributions. Essentially all employees meeting certain age and service requirements are eligible to participate in the plan. Company matching contributions charged to expense totaled $40,894 in 2016.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

FIRST STATE FINANCIAL MANAGEMENT, INC.

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Net capital:	
Total stockholder's equity	$ 2,181,620
Deductions:	
Nonallowable assets:	
Excess cash in banks	(3,523)
Notes receivable – officer and employee	(36,000)
Commissions receivable	(95,000)
Premises and equipment	(213,481)
Goodwill	(1,532,096)
Identifiable intangible assets	(111,014)
Other nonallowable assets	(66,469)
Total nonallowable assets	(2,057,583)
Haircuts on money market fund with clearing organization	(1,804)
Net capital	$ 122,233
Aggregate indebtedness:	
Accrued expenses	$ 234,645
Deferred income taxes payable	20,309
Total aggregate indebtedness	$ 254,954
Minimum net capital requirement	$ 50,000
Excess net capital	$ 72,233
Ratio of aggregate indebtedness to net capital	2.09 to 1
Reconciliation with Company's computation of net capital:	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 127,513
Adjustment to commissions receivable	(1,184)
Adjustment to accrued expenses	(409)
Adjustment for interest earned not recorded	(5)
Adjustment for income taxes	(3,682)
Net capital per above	$ 122,233

See accompanying report of independent registered public accounting firm.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

Customer funds held in excess	$	0
Amount in reserve bank account	$	0

See accompanying report of independent registered public accounting firm.

FIRST STATE FINANCIAL MANAGEMENT, INC.

Information for Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. The Company is in compliance with the conditions of the exemption.

See accompanying report of independent registered public accounting firm.